Selecta Biosciences, Inc. 480 Arsenal Street, Building One Watertown, MA 02472

June 17, 2016

Via EDGAR Transmission

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Selecta Biosciences, Inc.

Registration Statement on Form S-1

Filed May 24, 2016

Registration No. 333-211555

Dear Ms. Hayes:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 21, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Selecta Biosciences, Inc. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Brandon Bortner of Latham & Watkins LLP, counsel to the Company, at (202) 637-2117, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Selecta Biosciences, Inc.

By:	/s/ David Siewers
David Siewers
Chief Financial Officer

cc:        Peter N. Handrinos, Esq.

Brandon J. Bortner, Esq.